UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the Month of March 2026

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Summary of FY2025 Business Report

On March 18, 2026, Shinhan Financial Group (“SFG”) filed its FY2025 Business Report (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange pursuant to the Financial Investment Services and Capital Market Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards.

Table of Contents

1. Introduction of the Group

2. Business Results

3. Other Financial Information

4. Independent Auditor

5. Corporate Governance

6. Major Shareholders and Market Price Information of our Common Shares and ADRs

7. Directors, Executive Officers and Employees

8. Related Party Transactions

9. Internal Control

10. Contingencies

11. Material Information after the reporting period

1. Introduction of the Group

Business Objective

Shinhan Financial Group is a financial holding company established on September 1, 2001, through a stock transfer from the Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd., and Shinhan BNP Paribas Asset Management Co., Ltd. The primary business objectives of the company include the control and management of financial business, as well as financial support for its subsidiaries.

On September 10, 2001, the company was listed on the Korea Stock Exchange and on September 16, 2003, the company was registered with the U.S. Securities and Exchange Commission(SEC), where its American Depositary Shares(ADSs) were listed on the New York Stock Exchange(NYSE).

Company History (from Jan. 2010 through the reporting date)

▪
Jan. 2010: Shinhan Data System became a direct subsidiary of SFG
▪
Aug. 2010: Shinhan Macquarie Financial Advisory was disaffiliated from SFG
▪
Feb. 2011: Shinhan BNP Paribas Asset Management (Hong Kong) Ltd. became an indirect subsidiary of SFG
▪
Dec. 2011: Shinhan Savings Bank became a direct subsidiary of SFG
▪
Nov. 2012: Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary
▪
Jan. 2013: Yehanbyoul Savings Bank joined SFG as a direct subsidiary
▪
Apr. 2013: Shinhan Savings Bank merged with Yehanbyoul Savings Bank. As a result of the integration, Shinhan Savings Bank has been liquidated and Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings Bank” as an existing legal entity
▪
Nov. 2014: LLP MFO Shinhan Finance (Kazakhstan) became an indirect subsidiary of SFG
▪
Jul. 2015: Shinhan Securities Vietnam Co., Ltd became an indirect subsidiary of SFG
▪
Oct. 2015: Banco Shinhan de Mexico became an indirect subsidiary of SFG
▪
Nov. 2015: PT Bank Shinhan Indonesia became an indirect subsidiary of SFG
▪
Dec. 2015: PT. Shinhan Indo Finance became an indirect subsidiary of SFG
▪
Dec. 2015: PT Centratama Nasional Bank became an indirect subsidiary of SFG
▪
Mar. 2016: Shinhan Microfinance Co., Ltd. became an indirect subsidiary of SFG
▪
Jul. 2016: PT Shinhan Securities Indonesia became an indirect subsidiary of SFG
▪
Dec. 2016: Launched new integrated PT Bank Shinhan Indonesia
▪
Oct. 2017: Established Shinhan REITs (Real Estate Investment Trusts) Management Co.,Ltd. as SFG subsidiary
▪
Dec. 2017: Shinhan K REITs became an indirect subsidiary of SFG
▪
Apr. 2018: Shinhan Alpha REITs (formerly known as Shinhan K REITs) was disaffiliated from SFG’s indirect subsidiary due to a change in the largest shareholder
▪
May 2018: GX SHINHAN INTERVEST 1st PEF became an indirect subsidiary of SFG
▪
May 2018: Shinhan DS Vietnam became an indirect subsidiary of SFG
▪
Sep. 2018: Shinhan Alpha Yongsan REIT became an indirect subsidiary of SFG
▪
Oct. 2018: SFG entered into a share purchase agreement with Asia Trust Co., Ltd. for the 100% acquisition.
▪
Feb. 2019: Orange Life Insurance, Ltd. joined SFG as a direct subsidiary (acquisition from majority shareholders)
▪
May 2019: Asia Trust Co., Ltd. joined SFG as a direct subsidiary
▪
Aug. 2019: Shinhan AI Co., Ltd. incorporated and joined as a direct subsidiary
▪
Jan. 2020: Orange Life Insurance, Ltd. became a wholly-owned subsidiary (acquisition of remaining interests by effecting a comprehensive stock exchange)
▪
Sep. 2020: Neoplux Co., Ltd. joined SFG as a direct subsidiary (acquisition from majority shareholder)

▪
Dec. 2020: SFG acquired the remaining interests in Neoplux by effecting a small-scale stock exchange and hence Neoplux has become our wholly owned subsidiary and was renamed to Shinhan Venture Investment.
▪
Jan. 2021: SFG acquired the remaining 35% interests in Shinhan BNPP Asset Management and it became a wholly-owned subsidiary. Shinhan BNPP Asset Management changed its legal name to Shinhan Asset Management.
▪
May. 2021: Shinhan Naotic No. 1 Private Equity Joint Venture joined SFG as a direct subsidiary as a sub-subsidiary.
▪
May. 2021: JS Shinhan Private Equity Limited joined SFG as a direct subsidiary as a sub-subsidiary.
▪
July. 2021: Integrated Shinhan Life Insurance Co., Ltd launched after the merger between Shinhan Life Insurance and Orange Life Insurance, wholly-owned subsidiaries of Shinhan Financial Group.
▪
Jan. 2022: Shinhan Asset Management Co., Ltd. and Shinhan Alternative Investment Management Inc. have merged to form a holding company named Shinhan Asset Management Co., Ltd.
▪
May 2022: SFG acquired the remaining 40% interests in Asia Trust. Co., Ltd. and it became a wholly-owned subsidiary. Asia Trust Co., Ltd. changed its legal name to Shinhan Asset Trust.
▪
Jun. 2022: SFC acquired 94.54% of the total issued shares of Shinhan EZ General Insurance, Ltd (formerly, BNP Paribas Cardif Life Insurance Ltd.) after the Financial Services Commission approved the incorporation of subsidiary
▪
July 2022 Shinhan Credit Information Co., Ltd. (hereinafter “Shinhan Credit Information”) has been dissolved from the list of group’s direct subsidiaries and became an indirect subsidiary of SFG.
▪
Oct 2022 Shinhan Financial Investment Securities Co., Ltd. has changed its legal name to Shinhan Securities Co., Ltd.
▪
July 2024 Shinhan AI has been dissolved from the list of group’s direct subsidiaries

Overview of the Business Group

Principal(Direct) Subsidiaries under Korean Law (as of December 31, 2025)

Subsidiaries	Ownership by SFG
Shinhan Bank	100.0%
Shinhan Card	100.0%
Shinhan Securities	100.0%
Shinhan Life Insurance 1)	100.0%
Shinhan Capital	100.0%
Shinhan Asset Management 2)	100.0%
Jeju Bank 3)	64.0%
Shinhan Savings Bank 4)	100.0%
Shinhan Asset Trust 5)	100.0%
Shinhan DS	100.0%
Shinhan Fund Partners 6)	99.8%
Shinhan REITs Management	100.0%
Shinhan AI9)	-
Shinhan Venture Investrment 7)	100.0%
Shinhan EZ General Insurance 8)	91.7%
SHC Management	100.0%

1) Shinhan Life Insurance and Orange Life Insurance merged on July 1st, 2021 and became Shinhan Life Insurance Co., Ltd

2) On January 15, 2021, SFG acquired remaining 35% interests in Shinhan BNP Paribas Asset Management and it became our wholly-owned subsidiary (changed its legal name to Shinhan Asset Management)

3) Jeju Bank is currently listed on the Korea Exchange.

4) On January 30, 2013, Yehanbyoul Savings Bank joined SFG as a direct subsidiary. On April 1, 2013, Shinhan Savings Bank merged with Yehanbyoul Savings Bank, both of which were direct subsidiaries of Shinhan Financial Group. As a result of the integration of the two savings banks, the previous Shinhan Savings Bank has been liquidated and is thus no longer a subsidiary of Shinhan Financial Group and instead, Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings Bank” as an existing legal entity constituting a member of Shinhan Financial Group.

5) The Group has acquired remaining shares of Asia Trust Co., Ltd during the period, and Asia Trust Co., Ltd became its wholly-owned subsidiary. Asia Trust Co., Ltd has changed its name to Shinhan Asset Trust Co., Ltd.

6) On November 30, 2012, Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary. Prior to November 30, 2012, Shinhan AITAS was an indirect subsidiary of SFG under Shinhan Bank, a wholly-owned bank subsidiary of SFG. On April 03, 2023, Shinhan AITAS changed its legal name to Shinhan Fund Partners.

7) On January 11, Neoplux changed its legal name to Shinhan Venture Investment.

8) On June 30, 2022, SFG acquired remaining 94.54% stake from BNP Paribas Cardiff and it became our wholly-owned subsidiary (changed its legal name to Shinhan EZ General Insurance) On November 03,2022, KT and Douzone Bizon acquired 9.9% and 5% shares of Shinhan EZ General Insurance, respectively.

9) On July 15, 2024, we announced the liquidation and dissolution of Shinhan AI. Co., Ltd. and accordingly Shinhan AI. Co., Ltd. is no longer a subsidiary of SFG.

Indirect subsidiaries held through direct subsidiaries (as of the reporting date)

Direct Subsidiaries	Indirect Subsidiaries	Ownership by the Parent
Shinhan Bank	Shinhan Bank America	100.0%
	Shinhan Bank Japan 1)	100.0%
	Shinhan Bank Europe	100.0%
	Shinhan Bank Cambodia	97.5%
	Shinhan Bank Kazakhstan	100.0%
	Shinhan Bank China Limited	100.0%
	Shinhan Bank Canada	100.0%
	Shinhan Bank Vietnam	100.0%
	Banco Shinhan de Mexico	99.9%
	PT Bank Shinhan Indonesia	99.0%
Shinhan Card	LLP MFO Shinhan Finance	72.1%
	PT. Shinhan Indo Finance	76.3%
	Shinhan Microfinance Co., Ltd.	100.0%
	Shinhan Vietnam Finance Co. Ltd.	100.0%
	Shinhan Credit Information Co.Ltd	100.0%
Shinhan Securities	Shinhan Securities America Inc.	100.0%
	Shinhan Securities Asia Limited	100.0%
	Shinhan Securities Vietnam Co., Ltd	100.0%
	PT Shinhan Sekuritas Indonesia	99.0%
	Shinhan SKS Corporate Financial Stabilization PEF2)	9.6%
	Shinhan Praxis K-Growth Global Private Equity Fund	14.2%
Shinhan Life Insurance	Shinhan Financial Plus	100.0%
	Shinhan Life Care Co., Ltd.	100.0%
	Shinhan Life Insurance Vietnam Limited Liability Company	100.0%
Shinhan Capital	Shinhan-We Venture Debt Fund 3)	34.5%
Shinhan Asset Management	Shinhan Private Equity Fund 2nd 4)	66.3%
	JS Shinhan Private Equity Fund	0.1%
	Shinhan QED Fund I 5)	8.4%
Shinhan DS	Shinhan DS Vietnam Co. Limited	100.0%
Shinhan Venture Investment	Neoplux 3rd PEF	10.0%
	Shinhan Rio Green PEF	0.4%

1) SBJ DNX: SBJ Bank own 100% in the aggregate.

2) Shinhan Financial Group and its subsidiaries currently own 33.6% in the aggregate.

3) Shinhan Financial Group and its subsidiaries currently own 98.5% in the aggregate.

4) Shinhan Financial Group and its subsidiaries currently own 96.7% in the aggregate.

5) Shinhan Financial Group and its subsidiaries currently own 36.2% in the aggregate.

Credit Ratings (as of December 31, 2025)

Date	Types of Issuance	Credit Rating	Rating Company (Rating Range)
2025.01.22	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2025.01.31	Write-down Contingent Capital Securities	AA-	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2025.02.24	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2025.03.21	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2025.04.18	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2025.06.23	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2025.07.15	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2025.08.22	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2025.08.26	Write-down Contingent Capital Securities	AA-	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2025.09.15	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2025.10.24	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2025.12.02	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)

Capital Structure

Number of Shares (as of December 31, 2025)

Types of Shares	Number of Shares
Number of shares authorized for issuance	1,000,000,000
Number of common shares issued (1) (3)	485,494,934
Number of preferred shares issued	-
Total outstanding shares	485,494,934
Treasury stocks (2)	8,337,535
Total outstanding shares with voting rights	477,157,399
Treasury stocks per total outstanding shares ratio	1.72

1) SFG issued 8,232,906 shares of common stock in relation to a comprehensive stock exchange between SFG and Orange Life Insurance on January 28, 2020. On September 29, 2020, SFG had a paid-in capital increase and issued 39,130,000 common shares (third-party allocation). On December 30, 2020, SFG issued 72,719 shares of common stock in relation to a small-scale stock exchange between SFG and Neoplux.

2) SFG acquired treasury shares through the acquisition of 1 fractional shares as a result of a share exchange.

3) SFG canceled treasury shares of 5,035,658 on June 01, 2020, 3,665,423 on April 25, 2022, 4,149,262 on November 23, 2022, 3,676,470 on March 28,2023, 4,243,281 on June 16, 2023, 2,842,929 on August 31, 2023, 2,744,718 on December 27, 2023, 3,366,257 on March 22, 2024, 5,947,889 on November 1, 2024, 7,603,260 on April 29, 2025, and 10,347,131 on June 26,2025 after completion of share repurchase program. Capital does not change due to the cancellation of acquired stocks within the range of dividend payable income.

Dividends

The Company established its Corporate Value-up Plan on July 26, 2024 and set the following key targets to be achieved by 2027. These targets included

1.
ROE of 10%, ROTCE of 11.5%, CET1 ratio of 13.0%.
2.
Increase the shareholder return ratio to around 50%
3.
Reduce the number of shares to fewer than 500 million by the end of 2024, and further to 450 million by the end of 2027, thereby enhancing per-share vale.

Through a progress review of its target levels, the Company decided to maintain the previously established targets. However, in order to commence the full implementation of the corporate value-up plan in 2025, the Board of Directors resolved on April 25, 2025 to adopt the following plan.

1.
Improve ROE by +50bp
2.
Maintain a CET1 ratio of at least 13.1%
3.
Achieve a shareholder return ratio of no less than 42%

Based on the 2025 implementation review and assessment, the Company’s ROE and ROTCE improved, driven by profit growth centered on banking and securities. Despite market volatility in exchange rates and interest rates, appropriate growth enabled the CET1 ratio to improve by more than 30bp compared to plan. In addition, through the consistent execution of shareholder return policies and an additional cash dividend to meet the requirements for separate taxation of dividend income for investors, the Company achieved an early realization of a 50% shareholder return ratio.

-
2025 financial results: ROE 9.1%, ROTCE 10.3%, CET1 ratio 13.35%, shareholder return ratio 50.2%, number of shares 477million, TBPS KRW 109,117.

For further details regarding the Company’s Corporate Value-up Plan, please refer to the voluntary disclosure titled ‘2025 Shinhan Financial Group Corporate Value-up Plan’ announced on April 25, 2025.

2026 Quarterly Dividend Record Dates and Expected Payment Dates

Quarter	Dividend Record Date	Expected Payment Date
Q1 2026	April 30, 2026	May 29, 2026
Q2 2026	July 30, 2026	August 28, 2026
Q3 2026	November 3, 2026	November 27, 2026

Note) The dividend amount for each quarter will be determined at the Board meeting held before each respective record date. The expected payment dates may subject to change based on consultations with relevant institutions.

		(KRW million)
Items	FY2025 (Jan. 1 ~ Dec. 31)	FY2024 (Jan. 1 ~ Dec. 31)	FY 2023 (Jan. 1 ~ Dec. 31)
Par value per share (Won)	5,000	5,000	5,000
(Consolidated) Net Income	4,971,561	4,450,177	4,368,035
(Separate) Net Income	2,385,457	1,619,867	1,671,011
(Consolidated) Earnings per share (Won)	9,812	8,441	8,048
Total Cash dividends	1,245,730	1,088,042	1,086,317
Total stock dividends	-	-	-
(Consolidated) Cash dividend payout ratio (%)	25.06	24.45	24.87
Cash dividend yield (%) – common shares	3.01	4.26	4.87
Cash dividend yield (%) – preferred shares	-	-	-
Stock dividend yield (%)	-	-	-
Cash dividend per share (Won) – common shares	2,590	2,160	2,100
Cash dividend per share (Won) – preferred shares	-	-	525

Stock dividend per share	-	-	-

1) Cash dividend payout ratio on a common share basis for FY 2024 is 24.45%, and FY 2025 is 25.06%.

2) Cash dividend yield for preferred shares is not calculated, as the Company’s (convertible) preferred shares are unlisted.

3) FY2022 has been restated retrospectively to reflect newly applied K-IFRS no.1117 ‘Insurance Contract’ from FY2023

2. Business Results

Operating Results

		(KRW billion)
	FY 2025 (Jan. 1 ~ Dec. 31)	FY 2024 (Jan. 1 ~ Dec. 31)	FY 2023 (Jan. 1 ~ Dec. 31)
Net interest income	11,695	11,402	10,818
Interest income	27,989	29,209	27,579
Interest expense	16,294	17,807	16,761
Net fees and commission income	2,921	2,715	2,647
Fees and commission income	4,564	4,295	4,175
Fees and commission expense	1,643	1,581	1,528
Net insurance income	-136	884	598
Insurance income	3,611	3,393	3,088
Insurance expense	3,746	2,509	2,490
Net gain(loss) on securities and FX trading/derivatives	3,134	2,038	2,485
Provision for credit loss and impairment loss	-2,012	-2,104	-2,251
Net other operating income(expense)	-2,176	-2,360	-2,300
General and administrative expenses	6,403	6,116	5,895
Net operating income	7,023	6,459	6,101
Equity method income	221	-24	125
Other non-operating income(expense), net	-316	-406	-261
Profit before income taxes	6,929	6,029	5,965
Income tax expense	1,845	1,471	1,487
Consolidated net profit	5,085	4,558	4,478
Net profit attributable to equity holders of the Group	4,972	4,450	4,368
Net profit attributable to non-controlling interest	113	108	110

1) Some of the totals may not sum due to rounding numbers.

Source and Use of Funds

Consolidated Basis (KRW billion, %)		FY 2025				FY 2024				FY 2023
		Jan. 01 ~ Dec. 31				Jan. 01 ~ Dec. 31				Jan. 01 ~ Dec. 31
		Average Balance1)	Propor-tions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Propor-tions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Propor-tions (%)	Interest Paid	Interest Rate (%)
Source	Deposits	430,736.9	56.6	9,202.3	2.14	403,986.6	55.9	10,220.8	2.53	383,064.0	56.3	9,790.8	2.56
	Borrowings	52,442.2	6.9	1,534.8	2.93	54,754.3	7.6	1,862.4	3.40	53,259.8	7.8	1,895.9	3.56
	Debt Securities Issued	91,752.3	12.1	3,347.4	3.65	87,474.4	12.1	3,422.0	3.91	76,797.0	11.3	2,735.4	3.56
	Other Liabilities	126,732.1	16.6	-	-	119,008.3	16.5	-	-	111,158.7	16.4	-	-
	Total Liabilities	701,663.5	92.1	-	-	665,223.6	92.0	-	-	624,279.5	91.8	-	-
	Total Stockholder's Equity	59,862.9	7.9	-	-	57,655.6	8.0	-	-	55,597.4	8.2	-	-
	Total Liabilities & SE	761,526.4	100.0	-	-	722,879.2	100.0	-	-	679,876.9	100.0	-	-

Use	Cash & Due from Banks	42,566.8	5.6	782.5	1.84	38,020.3	5.3	780.2	2.05	34,892.3	5.1	590.8	1.69
	Loans	455,659.5	59.8	21,419.3	4.70	434,102.2	60.1	22,542.6	5.19	410,463.6	60.4	21,823.8	5.32
	Loans in KRW	356,117.1	46.8	15,398.7	4.32	339,139.5	46.9	16,520.0	4.87	317,950.0	46.8	16,093.6	5.06
	Loans in Foreign Currency	49,607.3	6.5	2,461.5	4.96	44,188.9	6.1	2,402.3	5.44	40,341.7	5.9	2,160.6	5.36
	Credit Card Accounts	28,528.8	3.8	2,331.9	8.17	27,982.2	3.9	2,256.0	8.06	27,965.4	4.1	2,162.1	7.73
	Others	21,406.3	2.8	1,227.3	5.73	22,791.6	3.2	1,364.3	5.99	24,206.5	3.6	1,407.5	5.81
	FVPL Financial Assets	44,793.8	5.9	1,499.1	3.35	44,711.6	6.2	1,693.1	3.79	38,184.2	5.6	1,396.4	3.66
	FVOCI Financial Assets	95,525.5	12.5	2,888.3	3.02	88,378.8	12.2	2,744.1	3.10	84,680.8	12.5	2,357.1	2.78
	AC Financial Assets	32,462.5	4.3	1,044.1	3.22	35,015.5	4.8	1,101.7	3.15	34,708.0	5.1	1,062.1	3.06
	Other Assets	90,518.3	11.9	-	-	82,650.8	11.4	-	-	76,948.0	11.3	-	-
	Total Assets	761,526.4	100.0	-	-	722,879.2	100.0	-	-	679,876.9	100.0	-	-

Notes :

1)
Consolidated basis
2)
The “Average Balance” is the arithmetic mean of the ending balance of each quarter

.

3. Other Financial Information

1) Capital Adequacy

Consolidated BIS Ratio (Shinhan Financial Group)

			(KRW billion)
	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2023
Aggregate Amount of Equity Capital (A)	56,260.6	53,903.4	50,192.5
Risk-Weighted Assets (B)	352,907.6	342,375.3	314,180.7
BIS Ratio (A/B)	15.94%	15.74%	15.98%
Note: ▪ Calculated in accordance with Basel III ▪ The figures as of Dec 31, 2025 are preliminary

Capital Adequacy Ratios (Subsidiaries)

				(%)
Subsidiary	Capital Adequacy Ratio	Dec. 31 2025	Dec. 31, 2024	Dec. 31, 2023
Shinhan Bank	BIS Capital Adequacy Ratio	17.4	17.6	18.1
Shinhan Card	Adjusted Equity Capital Ratio	20.8	20.0	19.7
Shinhan Securities	Net Capital Ratio	1,924.7	1,345.0	926.6
Shinhan Life Insurance	Risk Based Capital Ratio(K-ICS)	206.0	205.7	250.8
Shinhan Capital	Adjusted Equity Capital Ratio	19.5	19.3	19.0
Shinhan Asset Management	Equity Capital (KRW billion)	287.6	316.6	233.2
	Minimum Capital Requirement (KRW billion)	54.2	50.1	49.1
Jeju Bank	BIS Capital Adequacy Ratio	16.2	17.6	17.5
Shinhan Savings Bank	BIS Capital Adequacy Ratio	19.9	20.1	17.6
Shinhan Asset Trust	Net Capital Ratio	443.5	519.1	926.8
Shinhan EZ Gen. Insurance	Risk Based Capital Ratio(K-ICS)	231.2	159.2	469.4

2) Liquidity

Won Liquidity Ratio

							(KRW billion, %)
Company	Dec. 31, 2025			Dec. 31, 2024			Dec. 31, 2023
	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Liabilities	Won Liabilities	Won Liquidity Ratio(%)
Shinhan Financial Group	934.2	149.7	623.9	1,051.7	56.4	1,865.9	721.2	235.9	305.8
Shinhan Card	21,507.1	6,786.6	316.9	21,546.6	6,077.3	354.5	21,732	5,970	364
Shinhan Securities	23,577.5	18,417.5	128	23,664.4	18,128.1	130.5	25,804.2	21,888.6	117.9
Shinhan Life Insurance	5,034.1	1,371.5	367	5,635.7	1,359.9	414.4	21,863.8	1,479.1	1,478.2
Shinhan Capital	2,218.8	830.6	267.1	2,529	1084.1	233.3	3,053.2	1064.9	286.7
Shinhan Savings Bank	604.6	544.3	111.1	608.4	480.2	126.7	721.7	602.2	119.8
Shinhan Asset Trust	61.7	15.3	402.8	186.3	11	1,686.2	185.2	21.2	872
Shinhan EZ General Insurance	111.9	17	659.4	73.1	9.9	736.3	125.3	2	6,286.4

Notes:

•
Shinhan Financial Group: Due within 1 month
•
Shinhan Life Insurance and EZ General Insurance: (Won assets due within 3 months /3 months average of Claim payments)*100
•
Shinhan Card, Shinhan Securities, Shinhan Capital, Shinhan Savings Bank and Shinhan Asset Trust : Due within 3 months
•
Liquidity Ratio for Shinhan Bank and Jeju Bank have been replaced by Liquidity Coverage Ratio from Mar 31, 2015 to reflect the recent amendments to detailed regulations on supervision of banking business.
•
Shinhan Life Insurance recorded a decline in its liquidity ratio following the amendment to the Insurance Business Supervision Regulations on December 31, 2024, which narrowed the scope of assets recognized as liquid - such as government bonds with maturities exceeding three months now classified as only 30% liquid.

Liquidity Coverage Ratio

							(KRW billion, %)
Company	Dec. 31, 2025			Dec. 31, 2024			Dec. 31, 2023
	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)*	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)
Shinhan Bank	99,551.4	95,016.8	104.8	90,658.4	87,753.4	103.3	85,172.4	85,155.4	100.0
Jeju Bank	1,090.1	907.0	120.9	939.4	770.1	122.7	1,020.7	813.0	125.6

Notes:

▪
Liquidity Coverage Ratios are the arithmetic mean of daily LCRs.
▪
Financial Services Commission temporarily eased the regulatory minimum from 100.0% to 85.0% by end of June 2022 to 95.0% by end of December 2023, to 97.5% by end of December 2024. From 2025 onwards, the regulatory minimum is back to 100% after normalized process.

Foreign Currency (FC) Liquidity Ratio

(USD millions, %)
Company	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2023

	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)
Shinhan Financial Group	540.7	523.5	103.3	531.4	519.2	102.4	33.3	20.8	160.2
Shinhan Bank	77,073.0	71,832.5	107.3	63,127.9	56,347.0	112.0	67,956.7	63,159.8	107.6
Shinhan Life Insurance	2,707.4	243.6	1,111.7	2,074.0	163.0	1,272.3	2,598.7	174.4	1,490.1
Shinhan Securities	9,534.0	8,026.4	118.8	11,083.7	9,616.5	115.3	10,318.0	9,117.0	113.2
Shinhan Capital	54.5	1.7	3,273.5	79.7	0.6	13,741.7	55.6	0.4	13,470.1
Jeju Bank	13.5	0.6	240.4	10.1	0.8	1,295.2	13.4	2.2	605.7

Notes :

▪
Foreign currency liquidity ratios are computed with assets and liabilities due within 3 months.
▪
Shinhan Bank and Jeju Bank’s foreign currency liquidity ratio is based on the application of the liquidity weight.

Foreign Currency (FC) Liquidity Coverage Ratio

			(%)
Company	FY 2025	FY 2024	FY 2023
	Jan. 1 ~ Dec. 31	Jan. 1 ~ Dec. 31	Jan. 1 ~ Dec. 31
Shinhan Bank	185.0	148.8	157.8

Notes :

▪
Foreign Currency Liquidity Coverage Ratio started from January 2017, and is calculated by quarterly average.

3) Asset Quality

SFG Consolidated Basis

(KRW billion)
	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2023
Total Loans	478,739.9	452,826.9	413,664.8
Substandard & Below	3,536.6	3,562.4	2,668.4
Substandard & Below Ratio	0.74%	0.79%	0.65%
Non-Performing Loans	3,067.6	2,974.7	2,176.6
NPL Ratio	0.64%	0.66%	0.53%
Substandard & Below Coverage Ratio	126.55%	132.48%	165.61%
Loan Loss Allowance	4,475.4	4,719.3	4,419.1
Substandard & Below Loans	3,536.6	3,562.4	2,668.4

Separate Basis

(%)	Dec. 31 2025			Dec. 31 2024			Dec. 31 2023
	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)
Shinhan Financial Group	-	-	-	-	-	-	-	-	-
Shinhan Bank	0.28	0.25	173	0.24	0.18	202	0.24	0.19	233
Shinhan Card	1.16	0.57	234	1.32	0.80	243	1.31	0.70	248
Shinhan Securites	10.62	10.62	76	18.30	18.30	70	12.86	12.86	62
Shinhan Life Insurance	0.54	0.38	235	0.32	0.32	393	0.21	0.21	510
Shinhan Capital	2.30	2.26	144	3.98	2.35	75	1.74	0.74	193
Jeju Bank	1.57	1.54	86	1.32	1.22	114	0.98	0.87	120
Shinhan Savings Bank	6.24	11.98	91	7.90	13.16	72	4.38	9.10	93
Shinhan Asset Trust	86.17	64.06	38	75.15	52.31	43	64.66	9.04	15

4) Debt to Equity Ratios

Shinhan Financial Group (Separate Basis)

(KRW billion)
	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2023
Debt	11,458.4	11,324.1	11,190.4
Equity	26,335.5	26,348.2	26,099.1
Debt to Equity Ratio	43.51%	42.98%	42.88%

Twenty Largest Exposures by Borrower

(KRW billion)
As of Dec. 31, 2025 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Korea Electric Power Corporation	0.3	121.4	3,582.5	84.1	-	3,788.3
KEB Hana Bank	1,352.7	2.1	1,506.1	39.3	-	2,900.1
Samsung Electronics	-	2,801.4	-	-	-	2,801.4
Woori Bank	1,425.8	-	1,115.2	1.0	-	2,542.0
KB Bank	858.3	61.4	999.9	11.3	-	1,930.9
Nong Hyup Bank	350.9	32.6	1,385.8	20.3	-	1,789.7
Lotte Hotel	100.5	615.2	328.7	701.8	-	1,746.1
Samsung Asset Management	-	-	1,652.2	-	-	1,652.2
LG Display	910.7	631.7	10.0	-	-	1,552.3
SK Hynix	979.0	-	493.8	30.0	-	1,502.8
KT	286.4	-	1,069.7	119.1	-	1,475.3
HD Hyundai Heavy Industries Co., Ltd.	0.4	-	0.2	1,419.6	-	1,420.3
Hyundai Motor Company	348.0	877.9	104.1	22.0	-	1,352.0
Mirae Asset Management	-	-	1,339.6	-	-	1,339.7
Hyundai Rotem Company	2.9	25.3	-	1,159.9	-	1,188.0
Lotte Chemical Corporation	290.0	184.9	29.9	626.3	-	1,131.1
LIG NEX1 Co., Ltd.	13.5	-	-	1,112.2	-	1,125.7
Samsung Heavy Industries Co., Ltd.	20.0	-	9.9	1,077.7	-	1,107.6
NH Investment & Securities	652.1	-	432.2	-	-	1,084.3
Hanwha Corporation	650.4	113.2	219.8	71.6	-	1,055.0
Total	8,241.9	5,467.0	14,279.7	6,496.1	-	34,484.7

Note) Some of the totals may not sum due to rounding

Exposure to ten Main Debtor Groups

(KRW billion)
As of Dec. 31, 2025 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures

Samsung	488.4	4,067.6	2,356.4	1,859.9	0.0	8,772.2
Lotte	2,570.2	1,275.6	1,128.2	1,704.9	0.3	6,679.1
SK	2,298.2	854.3	2,192.5	751.8	0.0	6,096.9
Hyundai Motor Company	1,307.2	1,904.7	1,291.1	1,397.0	0.0	5,900.1
Hanwha	1,524.2	556.6	1,504.4	847.0	0.0	4,432.1
LS	268.7	1,293.2	261.0	1,377.7	0.6	3,201.3
HD Hyundai	499.5	23.2	228.6	2,425.8	-	3,177.0
LG	1,380.3	824.9	690.9	209.5	-	3,105.6
POSCO	840.4	646.9	269.2	64.0	0.0	1,820.5
KT	344.3	92.9	1,161.7	212.8	-	1,811.7
Total	11,521.3	11,539.8	11,084.1	10,850.4	1.0	44,996.6
Note) Some of the totals may not sum due to rounding

Top Twenty Non-Performing Loans

(KRW billion)
Borrower	Industry	Gross Principal Outstanding	Substandard & Below	Allowance for Loan Losses
A	Other financial service activities n.e.c.	159.0	159.0	112.5
B	Cable boradcasting	64.9	64.9	64.9
C	Development and subdividing of non-residential building	49.4	47.4	40.1
D	Other financial service activities n.e.c.	47.1	47.1	47.1
E	Advertising agencies	30.6	30.6	2.5
F	Other financial service activities n.e.c.	51.0	29.8	15.3
G	Non-specialized wholesale trade	26.7	26.7	26.7
H	Manufacture of health functional foods	25.7	25.7	6.7
I	Other financial service activities n.e.c.	20.5	20.5	4.3
J	Museum activities	20.0	20.0	-
K	Development and subdividing of non-residential building	49.0	20.0	38.3
L	Development and subdividing of non-residential building	19.5	19.5	9.9
M	Development and subdividing of non-residential building	19.0	19.0	5.3
N	Other financial service activities n.e.c.	19.0	19.0	19.0
O	Other financial service activities n.e.c.	27.5	18.1	2.6
P	Development and subdividing of non-residential building	16.6	16.6	2.7
Q	Development and subdividing of residential buildings	15.5	15.5	5.4
R	Development and subdividing of other real estate	30.0	15.0	15.1
S	Other financial service activities n.e.c.	13.7	13.7	13.6

T	Other financial service activities n.e.c.	13.0	13.0	11.6
Total		717.5	640.9	443.7
Notes : • Consolidated basis as of Dec. 31, 2025 • Some of the totals may not sum due to rounding.

4. Independent Auditor

Audit Opinion for the last 3 years

	FY 2025	FY 2024	FY 2023
Independent Auditor	KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.
Audit Opinion	Unqualified	Unqualified	Unqualified

Compensation to the Independent Auditor for Audit and Review Services

The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements preparation.

Year	Auditor	Payment 1) (KRW mil.)	Details	Working hours
FY 2025	KPMG Samjong Accounting Corp.	1,025 (annualized basis)	Review/Audit of Financial Statements	9,107 Hours
	KPMG Samjong Accounting Corp.	135 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	1,115 Hours
FY 2024	KPMG Samjong Accounting Corp.	1,025 (annualized basis)	Review/Audit of Financial Statements	9,071 Hours
	KPMG Samjong Accounting Corp.	135 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	1,144 Hours
FY 2023	KPMG Samjong Accounting Corp.	1,187 (annualized basis)	Review/Audit of Financial Statements	11,311 Hours
	KPMG Samjong Accounting Corp.	133 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	1,207 Hours

1) Excluding value-added taxes.

* In addition to above mentioned description of fees for audit and review services, also provided services related to US listing and ICOFR audit in accordance with the standards of the PCAOB which we agreed to pay KRW 2,401 million(excluding value-added taxes) for FY2025

Change of External Auditor

Financial Year	Changed Company	Previous Auditor	Changed Auditor	Detail
FY2023	Shinhan Financial Group Co., Ltd.	PWC Samil Accounting Corp.	KPMG Samjong Accounting Corp.	Expiration of the audit contract term

Note) Pursuant to the Act on External Audit of Stock Companies, etc. and its enforcement decree, the audit contract term of PWC Samil, designated as the external auditor for Shinhan Financial Group for the 20th to 22nd fiscal year has expired. Accordingly, the external auditor for the 23rd fiscal year of Shinhan Financial Group and its subsidiaries has been changed from PWC Samil to KPMG Samjong.

5. Corporate Governance

Board of Directors and committees of the Board of Directors

Our board of directors, which currently consists of one executive director, one non-executive director and 9 outside directors, has the ultimate responsibility for the management of our affairs.

• Committees of the Board of Directors

We currently have eight management committees that serve under the board:

-
the Risk Management Committee;
-
the Remuneration Committee;
-
the Audit Committee;
-
the Internal Control Committee;
-
the Independent & Audit Committee Member Recommendation Committee;
-
the CEO Recommendation Committee;
-
the Environment, Social and Governance (ESG) Strategy Committee; and
-
the Subsidiary’s CEO Recommendation Committee.

Each committee member is appointed by the board of directors, except for members of the Audit Committee, who are elected at the general meeting of shareholders.

• Risk Management Committee

The Risk Management Committee currently consists of three outside directors, namely Song Seongjoo (Chair), Yang In Jip and Choi Young-Gwon. The primary objectives of the Risk Management Committee include the establishment of basic policies and strategies for risk management.

• Remuneration Committee

The Remuneration Committee currently consists of three outside directors, namely Choi Young-Gwon (Chair), Lee Yong Guk and Chun Myo Sang. The primary objectives of the Remuneration Committee include the determination and administration of evaluation and compensation frameworks for the management of the company and its subsidiaries.

• Audit Committee

The Audit Committee currently consists of four outside directors, namely Kwak Su Keun (Chair), Bae Hoon, Yoon Jaewon and Lee Yong Guk. The primary objectives of the Audit Committee include overseeing the preparation and submission of the audit reports.

• Internal Control Committee

The Internal Control Committee currently consists of four outside directors, namely Choi Young-Gwon (Chair), Kwak Su Keun, Bae Hoon and Song Seongjoo. The primary objectives of the Internal Control Committee include the establishment of basic policies and strategies for internal control.

• Committee for Recommending Candidates for Independent Directors and Members of Audit Committee

The Committee for recommending candidates for independent directors and members of audit committee currently consists of four outside directors, namely Yang In Jip (Chair), Kim Jo Seol, Song Seongjoo and Chun Myo Sang. The primary objectives of the Committee for Recommending Candidates for Independent Directors and Members of Audit Committee include the formulation, review, and enhancement of the principles governing the appointment of outside directors.

• Committee for Recommending Candidates for CEO

The Committee for recommending candidates for Chief Executive Officer (CEO) was established in March 2012 and currently consists of five directors, namely Kwak Su Keun (Chair), Kim Jo Seol, Bae Hoon, Yoon Jaewon and Choi Young-Gwon. The primary objectives of the Committee for Recommending Candidates for CEO include the review of the Group Chief Executive Officer succession plan, together with matters concerning the recommendation of director candidates for the position of Chief Executive Officer.

• Environmental, Social and Governance (ESG) Strategy Committee

The ESG Strategy Committee was established in March 2015 and currently consists of five directors, namely Lee Yong Guk (Chair), Kim Jo Seol, Chun Myo Sang, Jung Sang Hyuk and Jin Okdong. The primary objectives of the ESG Strategy Committee include the formulation of strategies for sustainable management.

• Subsidiary’s CEO Recommendation Committee

The Subsidiary’s CEO Recommendation Committee was established in March 2021 and currently consists of five directors, namely Jin Okdong (Chair), Kwak Su Keun, Bae Hoon, Yoon Jaewon, and Yang In Jip. The primary objectives of the Subsidiary’s CEO Recommendation Committee include the formulation and implementation of succession plans for the management of subsidiaries.

6. Major Shareholder and Market Price Information of our Common Shares and ADRs

Major Shareholders of Shinhan Financial Group (as of Dec. 31, 2025)

Name	No. of Common Shares owned	Ownership%1)
National Pension Service2)	43,846,070	9.03%
BlackRock Fund Advisors3)	29,063,012	5.99%
Shinhan Financial Group Employee Stock Ownership Association4)	24,470,282	5.04%

1) Ownership is based on the total number of common shares issued, 485,494,934 shares.

2) The number of common shares owned and ownership is based on shareholder registry as of end of December 2025

3) The number of shares and the percentage of total issued shares held by BlackRock Fund Advisors are as of 14 September, 2018 and are based on the disclosure made by BlackRock Fund Advisors in a statement of acquisition filing on 27 September, 2018

4) The number of shares owned by Employee Stock Ownership Association is the sum of 24,383,904 shares owned in the Employee Stock Ownership accounts and 86,378 shares in the ESOA account.

Common Shares Traded on the Korea Exchange

						(KRW, number of shares)
		Jul. 2025	Aug. 2025	Sep. 2025	Oct. 2025	Nov. 2025	Dec. 2025
Price per share	High	71,800	70,000	70,900	74,500	81,400	81,400
	Low	61,700	65,000	64,000	68,400	74,100	75,800
	Avg.	68,096	67,415	68,018	72,678	77,750	77,895
Trading Volume		36,951,826	24,830,081	28,973,043	22,899,201	25,692,234	21,166,359
Highest Daily Trading Volume		3,382,082	3,442,595	2,749,337	2,295,623	2,192,476	2,024,541
Lowest Daily Trading Volume		783,907	624,850	647,824	717,150	646,356	446,463

American Depositary Receipts traded on the New York Stock Exchange

						(USD, number of shares)
		Jul. 2025	Aug. 2025	Sep. 2025	Oct. 2025	Nov. 2025	Dec. 2025
Price per share	High	51.26	50.96	50.52	52.93	55.06	56.13
	Low	45.56	47.23	46.81	48.94	51.70	52.04
	Avg.	49.05	48.81	48.86	51.23	53.60	53.63
Monthly Trading Volume		5,942,798	2,907,173	4,712,562	6,526,210	3,644,714	3,457,625
Highest Daily Trading Volume		703,169	259,817	450,684	677,694	336,909	263,521
Lowest Daily Trading Volume		113,591	87,732	100,584	107,371	96,211	65,736
Note) 1 ADR = 1 Common Shares

7. Directors, Executive Officers and Employees

Directors and Executive Officers

1) Executive Director

Name	Date of Birth	Position	Executive Director Since	Date Term Ends(1)
Jin Okdong	Feb. 21, 1961	Chief Executive Officer	March 23, 2023	March 2026

Note: The date on which the term will end will be the date of the general shareholders’ meeting in the relevant year.

Jin Okdong is our Chief Executive Officer. Prior to being elected to his current position on March 23, 2023, Mr. Jin served as the chief executive officer of Shinhan Bank from 2019 to 2023. Mr. Jin served as the deputy president of Shinhan Financial Group from 2017 to 2018, the deputy president of Shinhan Bank in 2017 and the chief executive officer of Shinhan Bank Japan from 2015 to 2016. Mr. Jin received a master’s degree in business administration from Chung Ang University.

2) Non-Executive and Outside Directors

Non-executive directors are directors who are not our employees and do not hold executive officer positions with us. Outside directors are non-executive directors who also satisfy the requirements set forth under the Financial Investment Services and Capital Markets Act to be independent of our major shareholders, affiliates and management. Our non-executive directors and outside directors are selected based on the candidates’ talents and skills in diverse areas, such as law, finance, economics, management and accounting. Currently, 1 non-executive director and 9 outside directors are in office, all of whom were nominated by our board of directors and approved at a general meeting of shareholders.

Our non-executive and outside directors are as follows:

Name	Date of Birth	Position	Director Since	Date Term Ends(1)
Jung Sang Hyuk	Nov. 26, 1964	Non-Executive Director	March 23, 2023	March 2027
Yoon Jaewon	Aug. 29, 1970	Outside Director	March 26, 2020	March 2026
Kwak Su Keun	Aug. 16, 1953	Outside Director	March 25, 2021	March 2026
Bae Hoon	Mar. 30, 1953	Outside Director	March 25, 2021	March 2026
Lee Yong Guk	May 11, 1964	Outside Director	March 25, 2021	March 2026
Kim Jo Seol	Dec. 5, 1957	Outside Director	March 24, 2022	March 2026
Song Seongjoo	Mar. 26, 1971	Outside Director	March 26, 2024	March 2026
Choi Young-Gwon	Jul. 16, 1964	Outside Director	March 26, 2024	March 2026
Yang In Jip	Jul. 16, 1957	Outside Director	March 26, 2025	March 2027
Chun Myo Sang	May 20, 1980	Outside Director	March 26, 2025	March 2027

Note: The date on which each term will end will be the date of the general shareholders’ meeting in the relevant year.

Jung Sang Hyuk has been our non-executive director since March 23, 2023. Mr. Jung is the chief executive officer of Shinhan Bank and previously served as the deputy president of Shinhan Bank from 2020 to 2023 Mr. Jung received a bachelor’s degree in economics from Seoul National University.

Yoon Jaewon has been our outside director since March 26, 2020. Ms. Yoon is currently a professor at Hongik University College of Business Administration and member of the committee for National Tax Service as well as the committee on national accounting policy of the Ministry of Economy and Finance and Korea Custom Service. Ms. Yoon received a Ph.D. in accounting from Korea University.

Kwak Su Keun has been our outside director since March 25, 2021. Mr. Kwak currently serves as an honorary professor of accounting at Seoul National University, Business School and chair of Corporate Governance Advisory Board at Korea Listed Companies Association. Mr. Kwak received a Ph.D. in business administration from University of North Carolina Chapel Hill.

Bae Hoon has been our outside director since March 25, 2021. Mr. Bae is a lawyer and Certified Public Accountant in Japan and currently serves as a representative attorney at Orbis Legal Profession Corporation. Mr. Bae received a master’s degree in business administration from Kobe University.

Lee Yong Guk has been our outside director since March 25, 2021. Mr. Lee is a clinical professor at Seoul National University, School of Law. Mr. Lee previously served as Senior Counsel at Cleary Gottlieb Steen & Hamilton LLP. Mr. Lee received a J.D. from Harvard University Law School.

Kim Jo Seol has been our outside director since March 24, 2022. Ms. Kim is a professor who teaches economics at Osaka University of Commerce and economist with a high awareness of Northeast Asian economics. Ms. Kim received a Ph.D. in economics from Osaka City University.

Song Seongjoo has been our outside director since March 26, 2024. Ms. Song currently serves as a professor of statistics at Korea University and as a director of the Korea Risk Management Society. Ms. Song was previously an Advisory Professor, Economic Statistics Division, Bank of Korea. Ms. Song received a Ph. D in Statistics from University of Chicago.

Choi Young-Gwon has been our outside director since March 26, 2024. Mr. Choi currently serves as an Adjunct Professor, Graduate School of Business Administration, Sogang University. Mr. Choi was previously served the chief executive officer of Woori Asset Management in 2019-2023. Mr. Choi received a Ph.D. in Financial Management from Soongsil University.

Yang In Jip has been newly appointed as our outside director since March 26, 2025. Mr. Yang currently serves as a CEO of ONYCOME Co., Ltd. Mr. Yang was previously served Head of Global Business at HITEJINRO Co., Ltd. And CEO at Ssangyong Fire & Marine Insurance Co., Ltd. Mr. Yang received MBA from University of Southern California.

Chun Myo Sang has been newly appointed as our outside director since March 26, 2025. Ms. Chun currently serves as a Head of Planning & Administration of SmartNews, Inc. Ms. Chun was previously a researcher and accounting advisor at Development Bank of Japan Inc. and Manager at KPMG. Ms. Chun received MBA from University of Southern California and BA from Kyoto University School of Economics.

Any director wishing to enter into a transaction with Shinhan Financial Group or any of its subsidiaries in his or her personal capacity is required to obtain the prior approval of our board of directors. The director having an interest in the transaction may not vote at the meeting of our board of directors at which the relevant transaction is subject to vote for approval.

3) Executive Officers

In addition to the executive directors who are also our executive officers, we currently have the following executive officers.

Name	Date of Birth	Position
Koh Seogheon	Sept. 27, 1968	Deputy President and Chief Strategy Officer
Chun Sang Yung	Jul. 25, 1969	Deputy President and Chief Financial Officer
Lee Een-kyoon	Apr. 1, 1967	Deputy President and Chief Operation Officer
Park Hyun Joo	Apr. 22, 1965	Deputy President and Chief Customer Protection Part
Bang Dong-kwon	Feb. 10, 1966	Deputy President and Chief Risk Officer
Choi Hyuck Jae	Aug. 15, 1970	Deputy President and Chief AI Officer and Chief Digital Officer

Name	Date of Birth	Position
Lee Young Ho	Oct. 17, 1970	Executive Director and Chief Compliance Officer
Kim Jion	May. 12, 1968	Executive Director and Chief Audit Officer
Kim Junhwan	Jun. 23, 1972	Executive Director and Chief Digital Officer

None of the executive officers have any significant activities outside Shinhan Financial Group.

Koh Seogheon has been our executive director and chief strategy officer since January 1, 2022. Mr. Koh previously served as the head of business management division and strategic planning team of Shinhan Financial Group. Mr. Koh received a bachelor’s degree in economics from Seoul National University.

Chun Sang Yung has been our deputy president and chief finance officer since January 1, 2024. Mr. Chun previously served as the head of group synergy division and business management division of Shinhan Financial Group. Mr. Chun received a bachelor’s degree in business management from Yonsei University.

Lee Een-kyoon has been our deputy president and chief operation officer since January 1, 2019. Mr. Lee previously served as the head of management support team and the head of secretary’s office of Shinhan Bank. Mr. Lee received a bachelor’s degree in English literature from Hanyang University.

Park Hyun Joo, has been our deputy president and chief consumer protection part since July 1, 2023. Ms. Park previously served as the head of Consumer Protection Division at Shinhan Bank. Ms. Park graduated from Seoul Girl’s Commercial High School.

Bang Dong-kwon has been our deputy president and chief risk officer since January 1, 2020. Mr. Bang previously served as the head of risk management department of Shinhan Bank. Mr. Bang received a bachelor’s degree in English language and literature from Sung Kyun Kwan University.

Choi Hyuck Jae has been our deputy president and chief AI officer and chief digital officer since October 1, 2025. Mr. Choi previously served as the head of digital innovation group at Shinhan Bank. Mr. Choi received a bachelor’s degree in business management from Kookmin University.

Lee Young Ho, has been our executive director and Chief Compliance Officer since January 1, 2025. Mr. Lee previously served as Chief Compliance Officer at Shinhan Bank. Mr. Lee received a bachelor’s degree in law from Sogang University.

Kim Jion has been our executive director and chief audit officer since January 1, 2024. Ms. Kim previously served as the head of PRM marketing team at Shinhan Bank. Ms. Kim received a bachelor’s degree in economics from Yonsei University.

Kim Junhwan has been our executive director and head of digital part since January 1, 2024. Mr. Kim previously served as the head of digital innovation team at Shinhan Bank. Mr. Kim received a Ph.D. and master’s degree in computer application design studies from Korea Advanced Institute of Science & Technology.

There are no family relationships among our directors and/or executive officers.

Compensation to Directors

1) Total Amount Approved at the Meeting of Shareholders

(As of Dec. 31, 2025)
	Total number of persons	Total amount approved at shareholders’ meeting (KRW millions)	Notes
Directors (Outside directors)	11(9)	3,000	No distinction is made between registered directors, outside directors, and members of the audit committee.
Note) Represents the aggregate amount for all directors (including outside directors) excluding long-term incentives.

2) Total Amount Paid

(As of Dec. 31, 2025)
	Total number of Persons	Total compensation (KRW million)	Average compensation per person (KRW million)	Notes
Registered Directors	2	1,297	649	-
Outside Directors	5	474	91	-
Audit committee members or internal auditor	4	394	105	-
Notes : Represents the total number of applicable persons as of Dec. 31, 2025.

Compensation to Non-registered directors

(As of Dec. 31, 2025)
	Total number of persons	Total compensation (KRW million)	Average Compensation per person (KRW million)	Notes
Non-registered directors	8	3,753	526	-

Top 5 Highest-Paid Individuals

1) Compensation exceeding Won 500 million- Individual basis

(KRW million)

Name	Position	Total Amount	Deferred Compensation
Jin Okdong	CEO	1,297

The performance-linked stock compensation (PS) consists of 17,841 shares, with the payment and amount to be determined later based on the company's long-term performance and stock price from 2025 to 2028.

Lee Een-kyoon	Deputy President	847

The performance-linked stock compensation (PS) consists of 4,710 shares, with the payment and amount to be determined later based on the company's long-term performance and stock price from 2025 to 2028.

Bang Dong-kwon	Deputy President	802

The performance-linked stock compensation (PS) consists of 4,710 shares, with the payment and amount to be determined later based on the company's long-term performance and stock price from 2025 to 2028.

Name	Position	Total Amount	Deferred Compensation
Koh Seog-heon	Deputy President	722

The performance-linked stock compensation (PS) consists of 4,710 shares, with the payment and amount to be determined later based on the company's long-term performance and stock price from 2025 to 2028.

Chun Sang Yung	Deputy President	555

The performance-linked stock compensation (PS) consists of 4,710 shares, with the payment and amount to be determined later based on the company's long-term performance and stock price from 2025 to 2028.

2) Calculation criteria and method of compensation

(KRW million)

Name	Compensation Type		Total Compensation	Deferred Compensation
Jin Okdong	Earned Income	Salary	850

-The salary is paid monthly by dividing the total annual base salary and job allowance, which are determined by the Board of Directors and the Compensation Committee, within the compensation limit for directors resolved at the general shareholders' meeting. This determination takes into account factors such as position, duties, and contributions.

		Bonus	446

-The bonus was paid in the first quarter of 2025 in the amount of KRW 446 million, based on the criteria set by the first Compensation Committee in 2024 and reflecting the company’s annual performance evaluation results for 2024.

-The CEO’s annual performance bonus is determined by reflecting the performance evaluation grade, which is based on Group KPIs and strategic task scores, and finalized after confirming whether any deductions apply according to the company’s risk management evaluation score.

-When evaluating Group KPIs, achievement rates of quantitative indicators such as total shareholder return, group customer base, ROE, non-performing loan ratio, ROTCE, RAROC, and cost-to-income ratio are considered.

-For strategic task evaluation, factors such as customer base expansion through SOL Travel Check, Hey Young Campus, and securities IPOs; solid global business growth and favorable achievement of ESG goals including green finance and financed emissions; and strengthening of the Group’s internal control system through submission of the financial industry’s first accountability structure and establishment of an implementation management system were reflected.

		Stock option	-	Not Applicable
		Other earned Income	1	Employee benefits
		Retirement Income	-	Not Applicable
		Other Income	-	Not Applicable
Lee Een-kyoon	Earned Income	Salary	316

-The salary is paid monthly by dividing the total annual base salary and job allowance, which are determined by the Compensation Committee. This determination takes into account factors such as position, duties, and contributions.

		Bonus	529	-The bonus consisted of the 2024 annual performance bonus of KRW 187 million and the long-term performance share (PS) granted in 2021 of KRW 342 million. The 2024 annual performance bonus was paid

Name	Compensation Type		Total Compensation	Deferred Compensation

in the first quarter of 2025, based on the criteria set by the first Compensation Committee in 2024 and reflecting both company and individual annual performance evaluation results. The long-term performance share (PS) granted in 2021 was paid in the first quarter of 2025, based on the criteria set by the first Compensation Committee in 2021, reflecting the company’s performance over the subsequent four years and the Shinhan Financial Group’s reference share price at the beginning of 2025.

-The 2024 annual performance bonus was determined by comprehensively evaluating quantitative indicators—shareholder value (total shareholder return), profitability (ROE, ROTCE), soundness (non-performing loan ratio), risk (RAROC), and efficiency (cost-to-income ratio)—together with non-quantitative indicators such as building competency models tailored to each group company, advancing New HR initiatives for innovation and challenge, and differentiating customer experience to expand the future customer base. The final amount was calculated by reflecting the performance evaluation grade derived from these indicators, the achievement rate of company performance evaluation targets, and the absolute profit scale of the Group compared to prior years, and was finalized after considering the company’s risk management task evaluation score.

-The long-term performance share (PS) granted in 2021 was determined by calculating the number of PS units based on the evaluation indicators, such as shareholder value, profitability, and soundness over the four-year period following the grant. The final amount was then adjusted based on the stock price of the company’s common stock at the beginning of 2025.

		Stock option	-	Not Applicable
		Other earned Income	2	Employee benefits
		Retirement Income	-	Not Applicable
		Other Income	-	Not Applicable
Bang Dong-kwon	Earned Income	Salary	268

-The salary is paid monthly by dividing the total annual base salary and job allowance, which are determined by the Compensation Committee. This determination takes into account factors such as position, duties, and contributions

		Bonus	418

-The bonus consisted of the 2024 annual performance bonus of KRW 189 million and the long-term performance share (PS) granted in 2021 of KRW 229 million. The 2024 annual performance bonus was paid in the first quarter of 2025, based on the criteria set by the first Compensation Committee in 2024 and reflecting both company and individual annual performance evaluation results. The long-term performance share (PS) granted in 2021 was paid in the first quarter of 2025, based on the criteria set by the first Compensation Committee in 2021, reflecting the company’s performance over the subsequent four years and the Shinhan Financial Group’s reference share price at the beginning of 2025

-The 2024 annual performance bonus was determined by reflecting the performance evaluation grade

Name	Compensation Type		Total Compensation	Deferred Compensation

derived from assessments of objectives such as managing economically sensitive high-risk segments and securing loss-absorbing capacity, establishing policies and systems to strengthen third-party/ICT risk management, and building a risk management framework for customer assets. The final amount was confirmed based on these evaluations.

-The long-term performance share (PS) granted in 2021 was determined by calculating the number of PS units based on individual performance evaluation results over the four-year period following the grant. The final amount was then adjusted based on the stock price of the company’s common stock at the beginning of 2025.

		Stock option	-	Not Applicable
		Other earned Income	6	Employee benefits
		Retirement Income	110

In accordance with the Company’s executive retirement severance regulations, the retirement allowance is calculated by multiplying the monthly base salary at the time of retirement by the standard payment rate (1 per year of service). A retirement allowance corresponding to a monthly base salary of KRW 18.3 million and a service period of six years (January 1, 2020 – December 31, 2025) was paid.

		Other Income	-	Not Applicable
Koh Seog-heon	Earned Income	Salary	316

-The salary is paid monthly by dividing the total annual base salary and job allowance, which are determined by the Compensation Committee. This determination takes into account factors such as position, duties, and contributions.

		Bonus	404

-The bonus consisted of the 2024 annual performance bonus of KRW 187 million and the long-term performance share (PS) granted in 2021 of KRW 217 million. The 2024 annual performance bonus was paid in the first quarter of 2025, based on the criteria set by the first Compensation Committee in 2024 and reflecting both company and individual annual performance evaluation results. The long-term performance share (PS) granted in 2021 was paid in the first quarter of 2025, based on the criteria set by the first Compensation Committee in 2021, reflecting the company’s performance over the subsequent four years and the Shinhan Financial Group’s reference share price at the beginning of 2025.

- The 2024 annual performance bonus was determined by comprehensively evaluating quantitative indicators—shareholder value (total shareholder return), profitability (ROE, ROTCE), soundness (non-performing loan ratio), risk (RAROC), and efficiency (cost-to-income ratio)—together with non-quantitative indicators such as driving change and innovation at the Group level and expanding performance creation through “Digital to Value.” The final amount was calculated by reflecting the performance evaluation grade derived from these indicators, the achievement rate of company performance evaluation targets, and the absolute profit scale of the Group compared to prior years, and was finalized after considering the company’s risk management task evaluation score.

Name	Compensation Type		Total Compensation	Deferred Compensation

- The long-term performance share (PS) granted in 2021 was determined by calculating the number of PS units based on the evaluation indicators, such as shareholder value, profitability, and soundness over the four-year period following the grant. The final amount was then adjusted based on the stock price of the company’s common stock at the beginning of 2025.

		Stock option	-	Not Applicable
		Other earned Income	2	Employee benefits
		Retirement Income	-	Not Applicable
		Other Income	-	Not Applicable
Chun Sang Yung	Earned Income	Salary	316

-The salary is paid monthly by dividing the total annual base salary and job allowance, which are determined by the Compensation Committee. This determination takes into account factors such as position, duties, and contributions.

		Bonus	187

-The bonus consisted of the 2024 annual performance bonus of KRW 187 million. The 2024 annual performance bonus was paid in the first quarter of 2025, based on the criteria set by the first Compensation Committee in 2024 and reflecting both company and individual annual performance evaluation results.

-The 2024 annual performance bonus was determined by comprehensively evaluating quantitative indicators—shareholder value (total shareholder return), profitability (ROE, ROTCE), soundness (non-performing loan ratio), risk (RAROC), and efficiency (cost-to-income ratio)—together with non-quantitative indicators such as supporting subsidiaries in achieving strategic performance, preparing measures to achieve mid- to long-term financial goals and secure future growth drivers, and enhancing shareholder value through optimal capital management. The final amount was calculated by reflecting the performance evaluation grade derived from these indicators, the achievement rate of company performance evaluation targets, and the absolute profit scale of the Group compared to prior years, and was finalized after considering the company’s risk management task evaluation score.

		Stock option	-	Not Applicable
		Other earned Income	15	Employee benefits
		Retirement Income	37

In accordance with the Company’s executive retirement severance regulations, the retirement allowance is calculated by multiplying the monthly base salary at the time of retirement by the standard payment rate (1 per year of service). A retirement allowance corresponding to a monthly base salary of KRW 18.3 million and a service period of two years (January 1, 2024 – December 31, 2025) was paid.

		Other Income	-	Not Applicable

Stock Options

None

Stock-based compensation system

- Cash compensation linked to stock

On March 4, 2025, through a resolution of the Remuneration Compensation Committee, our company granted cash compensation linked stock (PS) equivalent to 96,962 shares of our common stock to 11 executives, and the eligibility and amount of payment will be determined in the future based on the company's long-term performance and stock price from 2025 to 2028.

Employees

Gender	Number of Employees	Average length of Service	Total Salaries and wages paid in 2025 (KRW million)	Average Payment per person (KRW million)
Male	134	3 yrs 1mths (16 yrs 2mth)	27,112	187
Female	48	4 yrs 6mths (13 yrs 4 mths)	7,499	152
Total	182	3 yrs 5 mths (15 yrs 6mth) 1)	34,611	178
1) Average length of service including services within group subsidiaries 2) Total Salaries and wages is the amount paid from Jan.1,2025 to Dec.31, 2025.

8. Related Party Transactions

Loans to Subsidiaries

(KRW billion)
Loans to Subsidiaries (in KRW bil.)	Type	Origination Date	Maturity Date	Lending Rate	Beginning Balance (Jan. 1, 2025)	Decrease	Increase	Others	Ending Balance (Dec. 31, 2025)
Shinhan Card	Loan	2019-04-18	2026-04-18	2.09%	100	-	-	-	100
	Loan	2019-10-22	2026-10-22	1.81%	60	-	-	-	60
	Loan	2020-09-17	2025-09-17	1.48%	200	200	-	-	-
	Loan	2020-10-29	2025-10-29	1.46%	150	150	-	-	-
	Loan	2021-02-18	2026-02-18	1.54%	150	-	-	-	150
	Loan	2021-02-24	2026-02-24	1.62%	150	-	-	-	150
	Loan	2021-11-11	2026-11-11	2.55%	10	-	-	-	10
	Loan	2022-04-20	2025-06-20	3.71%	100	100	-	-	-
	Loan	2022-07-18	2025-07-18	4.21%	100	100	-	-	-
	Loan	2022-07-18	2027-07-18	4.25%	100	-	-	-	100
	Loan	2023-04-21	2028-04-21	4.21%	100	-	-	-	100
	Loan	2025-03-25	2028-03-25	2.97%	-	-	100	-	100
	Loan	2025-03-25	2030-03-25	3.02%	-		100	-	100
	Loan	2025-07-18	2028-07-18	2.73%	-	-	100	-	100
	Loan	2025-07-18	2030-07-18	2.92%	-	-	70	-	70
	Loan	2025-09-17	2028-09-17	2.76%	-	-	100	-	100
	Loan	2025-09-17	2030-09-17	2.90%	-	-	50	-	50
	Loan	2025-10-29	2028-10-29	2.87%	-	-	80	-	80
	Loan	2025-10-29	2030-10-29	3.02%	-	-	70	-	70
	Loan	2019-11-19	2025-02-04	2.79%	588	588	-	-	-
	Loan	2021-05-26	2026-05-12	1.53%	44	-	-	-1	43
	Financial assets at FVPL	2022-03-17	2052-03-17	4.01%	404	-	-	-	404
	Financial assets at FVPL	2023-02-14	2053-02-14	5.28%	314	-	-	-4	310
Shinhan Securities	Loan	2019-11-19	2025-02-04	2.79%	132	132	-	-	-
	Loan	2020-08-20	2025-08-20	2.55%	731	731	-	-	-
	Loan	2025-07-29	2030-07-29	5.13%	-	-	676	27	703
	Financial assets at FVPL	2021-06-14	Perpetual Bond	2.93%	368	-	-	15	383
Shinhan Capital	Loan	2020-04-10	2025-04-10	1.75%	200	200	-	-	-
	Loan	2020-12-23	2025-12-23	1.57%	160	160	-	-	-
	Loan	2021-03-16	2026-03-16	1.83%	150	-	-	-	150
	Loan	2025-04-22	2028-04-22	2.77%	-	-	100	-	100
	Loan	2025-12-04	2028-12-04	3.35%	-	-	60	-	60
	Loan	2021-05-13	2026-05-12	1.53%	294	-	-	-7	287
	Financial assets at FVPL	2020-04-22	2050-04-22	3.56%	99	99	-	-	-
	Financial assets at FVPL	2021-07-28	2051-07-28	3.38%	147	-	-	2	149
	Financial assets	2025-04-22	2055-04-22	3.78%	-	-	100	-1	99

	at FVPL
Shinhan Savings Bank	Loan	2020-05-28	2025-05-28	1.52%	50	50	-	-	-
	Loan	2021-04-26	2026-04-26	1.85%	50	-	-	-	50
	Loan	2021-05-28	2026-05-28	1.99%	50	-	-	-	50
Shinhan DS	Loan	2024-02-01	2025-01-30	3.78%	10	10	-	-	-
	Loan	2025-01-31	2026-01-30	3.08%	-	-	10	-	10
Shinhan Venture	Loan	2024-02-26	2025-02-26	3.84%	50	50	-	-	-
	Loan	2024-10-11	2025-02-26	3.60%	10	10	-	-	-
	Loan	2025-02-26	2026-02-26	3.02%	-	-	60	-	60
Shinhan Asset Trust	Loan	2024-03-25	2027-03-25	3.76%	100	-	-	-	100
	Financial assets at FVPL	2024-05-23	2054-05-23	4.71%	100	-	-	-3	97
	Financial assets at FVPL	2024-10-29	2054-10-29	4.10%	51	-	-	-	51
Total					5,322	2,580	1,676	28	4,446

9. Internal Control

Management’s Assessment of the Effectiveness of the Internal Accounting Management System

Period	Report Date	Assessment	Material Deficiencies	Corrective Action Plans
FY2025	March 3, 2026	In terms of overall materiality, the internal accounting management system is under effective design and operation.	-	-
FY2024	March 4, 2025	In terms of overall materiality, the internal accounting management system is under effective design and operation.	-	-
FY2023	March 4, 2024	In terms of overall materiality, the internal accounting management system is under effective design and operation.	-	-

Audit Committee’s Assessment of the Effectiveness of the Internal Accounting Management System

Period	Report Date	Assessment	Material Deficiencies	Corrective Action Plans
FY2025	March 3, 2026	In terms of overall materiality, the internal accounting management system is under effective design and operation.	-	-
FY2024	March 4, 2025	In terms of overall materiality, the internal accounting management system is under effective design and operation.	-	-
FY2023	March 4, 2024	In terms of overall materiality, the internal accounting management system is under effective design and operation.	-	-

External Auditor’s Audit Opinion of the Effectiveness of the Internal Accounting Management System

Period	Auditor	Audit or Review	Opinion Type	Issues	Company’s Response Actions
FY2025	KPMG Samjong Accounting Corp.	Audit	Unqualified	-	-
FY2024	KPMG Samjong Accounting Corp.	Audit	Unqualified	-	-
FY2023	KPMG Samjong Accounting Corp.	Audit	Unqualified	-	-

10. Contingencies

Please refer to 6-K (Submission of Audit Report) submitted to Edgar system on March 3, 2026.

11. Material Information after the reporting period

1) Announcement on Annual Cash Dividend

On February 5, 2026, the Board of Directors of Shinhan Financial Group made a resolution to pay annual cash dividends.

- Dividend Amount : KRW 880 per share

- Record date : February 20, 2026

- Expected payment date : April 3, 2026

Please refer to Form 6-K submitted to Edgar system on February 5, 2026.

2) Decision on Record Date for Quarterly Cash Dividend

To enhance investors' predictability of dividends, the Board of Directors has pre-determined the dividend record dates for the 1st, 2nd, and 3rd quarters of 2026. (The dividends for the 1st, 2nd and 3rd quarter of FY2026 will be determined at the board meeting held before the dividend record date of each quarter.)

- The quarterly Dividend Record Dates and Expected Cash Dividend Payment Dates for 2026 are as follows:

1st Quarter Dividend Record Date: April 30, 2026 / Expected Payment Date: May 29, 2026
2nd Quarter Dividend Record Date: July 30, 2026 / Expected Payment Date: August 28, 2026
3rd Quarter Dividend Record Date: November 3, 2026 /Expected Payment Date: November 27, 2026

*The expected quarterly dividend payment dates are subject to change upon discussions with relevant institutions.

Please refer to Form 6-K submitted to Edgar system on February 5, 2026.

3) Treasury stock acquisition and cancellation

The Company made a decision on the acquisition of treasury stock amounted to KRW 500 billion at the Board of Directors on February 5, 2026.

- Agreement of treasury share acquisition trust agreement : KRW 500 billions

- Contract period : February 9, 2026 – July 10, 2026

- Number of shares to be cancelled(scheduled) : 5,537,098 shares

* The number of treasury shares to be acquired and cancelled(scheduled) was calculated based on the amount of the treasury share trust agreement resolved by the Board of Directors on February 5, 2026, using the closing price of Shinhan Financial Group shares on the day before the resolution date (February 4, 2026). The actual number of shares may change depending on future stock price fluctuations.

Please refer to Form 6-K submitted to Edgar system on February 5, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: March 18, 2026	By:	/s/ JANG Jeong Hoon

Name: JANG Jeong Hoon
Title: Chief Financial Officer